Vericel Corporation 64 Sidney Street Cambridge, MA 02139 T 617-588-555 F 617-812-0092 www.vcel.com

October 18, 2017

CONFIDENTIAL TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY VERICEL CORPORATION PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” AN UNREDACTED VERSION OF THIS LETTER HAS BEEN DELIVERED TO THE DIVISION OF CORPORATE FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jacob Luxenburg, Staff Accountant

Re: Vericel Corporation

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 13, 2017

File No. 001-35280

Dear Mr. Luxenburg:

On behalf of Vericel Corporation (“Vericel” or the “Company”), this letter is in response to the comments provided to Vericel from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 4, 2017 (the “Letter”), relating to Vericel’s Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”). Set forth below are the Staff’s comments followed by the Company’s responses. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Recognition and Net Product Sales, page 57

1.                          We acknowledge your response to our prior comment 1 and the disclosures you propose to include in your quarterly report for the period ended September 30, 2017. It is unclear from your response why you concluded that ASC 954-605 is applicable to your sales to Dohmen Life Sciences Services, LLC and Vital Care, Inc. and its franchisees instead of ASC 605 and SAB 104; please clarify. In your response please explain how you meet the requirements in ASC 954-10-15-1A and 1B for ASC 954 to be applicable. If you conclude that ASC 605 and SAB 104 are applicable, please explain why, without establishing a pattern of collectability, you were allowed to recognize revenues at contract inception given that SAB 104 requires the price to be fixed or determinable and collectibility to be reasonably assured before revenue can be recognized.

RESPONSE:

We respectfully believe that [****] with the third party payer (such as a commercial insurance company or government payer) agreeing to pay some or all of the fees for the patient’s treatment.  Based on discussion in the AICPA Audit and Accounting Guide for Health Care Entities (“Health Care Guide”) we believe that the requirements in ASC 954-10-15-1A and 1B were met and ASC 954 was applicable to the transactions in question.  Our operations consist of providing, or agreeing to provide, biological and medical device products and we derive revenue from the sale of these goods.  Refer to further discussion below for our analysis.

Description of Direct Sales Model

Prior to July 1, 2016 and after June 30, 2017, we primarily sold to third party pharmacies, and accounted for such sales under ASC 605. However, between July 1, 2016 and June 30, 2017 we operated under a direct sales model.

[****]  We assumed counterparty risk for the third party reimbursement payment from the payer and the patient co-pay.  To support this direct sales model, we utilized DLSS to provide administrative services associated with case management and reimbursement support and to provide billing and collection services.   We utilized Vital Care to provide similar billing and collection services for a subset of insurance payers and patients.

The production of both Carticel and MACI biological devices requires close coordination with physician’s office and patient since the product is produced from a patient’s own cells (see below for further details).  DLSS provided patient support services, biopsy coordination, implant coordination, clinical support and other reporting services for all Carticel and MACI implants and billing and collection services for most Carticel and MACI implants.  We bore the full credit and collection risk, along with the risk that a third party payer rejected a claim or reduced the allowed amount payable for an implant.

[****]  We were solely responsible for setting prices for our product and retained the credit and collection risk, as well as the risk that a third party payer rejected a claim or reduced the allowed amount payable for an implant.  While DLSS was providing billing and collection support, cash receipts from our customers were deposited into a segregated DLSS account and swept daily to us.   DLSS did not have inventory risk, either before the customer order was shipped or in the case the surgery was cancelled and the product was discarded.  DLSS did not purchase product for resale and they did not hold or control any inventory.  We retained the risks associated with product liability resulting from the implantation of our product and we were required to maintain adequate insurance coverage protecting DLSS from any commercial general liability, including product liability. We compensated DLSS with a fixed fee for support services provided associated with each biopsy and implantation procedure which represented less than 5% of our products’ average selling price.   As a result of the factors described above, we believe that DLSS acted as our agent for administrative, billing and collection services in connection with our sale of implants to patients. Furthermore, we (with the assistance of DLSS) billed the patients or submitted claims to third party payers directly; we did not bill the doctors performing the procedure who would have in turn billed the patients or third party payers for the entire procedure inclusive of the implant.

Vital Care played an even more limited role, solely supporting the post-surgery billing and collections process associated with a certain subset of insurance payers for Carticel and MACI.   Vital Care provided data reporting services and managed the billing and collections from certain payers.  Vital Care did not provide patient support services associated with the implantation process. [****]

[****]  We were the primary obligor in providing the product to the patient; we retained liability for product defects with the implant and we maintained general inventory risk, including bearing the cost of discarded product if the surgery is cancelled or rescheduled; we maintained latitude in establishing pricing based on an average wholesale price published by us. [****]  We had counterparty credit-risk including the risk of recoupment from third party payers and non-payment by the patient.

Assessment of ASC 954-605, Health Care Entities—Revenue Recognition

As discussed in the AICPA Audit and Accounting Guide for Health Care Entities (“Health Care Guide”), we believe ASC 954-605 has a fairly broad scope, and would apply to all entities which engage in transactions that derive revenue from the sale of health care services, which includes services provided to individuals by or under the direction of licensed medical professionals in connection with the diagnosis or treatment of illness.

We note that paragraph 1.05 of the Health Care Guide states the following:

1.05 Some entities may have health care as a component of a larger, more diversified operation. For example, some senior independent living facilities are primarily real estate operations with a health care component. The Financial Reporting Executive Committee believes that to the extent such entities have unique transactions of the type covered by this guide, the recognition and measurement guidance of this guide would be applicable. Professional judgment should be exercised in determining the applicability of this guide to transactions entered into by such entities.

We evaluated the applicability of this guidance to our transactions as follows:

Under our direct sales model we sold Carticel and MACI to patients based on a prescription from their physicians, as described above. Carticel and MACI are both autologous chondrocyte implants (“ACI”) used for repairing cartilage defects in the knee.  The product is a multistep healthcare procedure utilizing the patients’ own cells.  First, normal cartilage is harvested from a patient’s joint by a physician during an initial surgical repair procedure.  This specimen of live articular cartilage is placed into a culture medium and shipped to us.  Second, we separate and expand the cartilage producing cells in our tissue culture laboratory.  Third, the cells are then frozen until the physician determines the patient would benefit from an ACI implant. The company then thaws and expands the cells again and produces either a cell suspension (Carticel) or cell seeded membrane (MACI).  Finally, the ACI product is shipped directly to the operating room on the day of the implantation. No distributor is involved in warehousing or transporting the product since the product is patient specific and has a shelf life of only several days.

Further, as described above, under the direct sales model our revenue arrangements involved three parties: the Company, the patient, and the third-party payer (such as a commercial insurance company) which has agreed to pay for some or all of the patient’s treatment based on the physician determining medical necessity. DLSS and Vital Care on our behalf took actions necessary to obtain reimbursement from each such third party payer for each claim at a targeted reimbursement rate.  We did not bill the physician performing the implantation procedure.

Other factors that we considered in assessing applicability of ASC 954-605, Health Care Entities—Revenue Recognition included:

•                  We bear the risks associated with information collected and transmitted related to the sale of Carticel and MACI.

•                  The patient’s personal information is considered “individually identifiable health information” under the federal Health Insurance Portability and Accountability Act.

•                  We are also subject to the risks of violating Medicare/Medicaid and state fraud and abuse laws.

•                  We have a specific product liability insurance program for our products.

Based upon the nature of the product we are providing, the three parties involved in the arrangement, and the factors noted above, we believe that these direct sales of implantable products to patients are subject to the guidance in ASC 954–605, Health Care Entities—Revenue Recognition. The guidance in ASC 954-605 is applicable to the sale of Carticel and MACI from July 1, 2016 to June 30, 2017 when we operated under a direct sales model.

We note for the Staff that by the start of the third quarter in the fiscal year ended December 31, 2017, we have moved the majority of our MACI and Carticel business to Orsini Pharmaceutical Services, Inc. (“Orsini”).  Orsini is a distributor that we consider to be the principal in the transaction (Orsini will purchase the product from us and take title and will pay us a fixed price per implant regardless of whether they are reimbursed by the patient or its payer. Therefore Orsini will have credit risk associated with the patient or 3rd party payer, as well as the risk that a third party payer rejects a claim or reduces the allowed amount payable for an implant) and we are accounting for our transactions with Orsini as our customer under ASC 605.

***

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 588-5750 if you have any questions or require any additional information.

Very truly yours,

/s/ Gerard Michel

Gerard Michel
Chief Financial Officer and Vice President